Exhibit 99.1

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

NOTICE OF 2026 ANNUAL GENERAL MEETING

To Be Held on June 26, 2026

Dear Shareholder:

Notice is hereby given that the 2026 annual general meeting (the “Annual Meeting”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”) will be held on Friday, June 26, 2026, at 3:00 p.m., Irish Standard Time (10:00 a.m., Eastern Time; 6:00 p.m., Gulf Standard Time) at the offices of Paul Hastings LLP, 13th Floor, Al Maqam Tower, Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates for the following purposes:

1.

To re-elect, by separate resolutions, each of the following five (5) members of our board of directors (the “Board of Directors” or the “Board”) to serve for a one-year term until the next annual general meeting (“Proposal No. 1”);

a. Ron Sade

b. Alyazi Saeed Ahmad Alkhattal Almheri

c. Erez Simha

d. Tariq Salem Ebraheem Alsaman Alnuaimi

e. Keren Maimon

2.	To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2026 (“Proposal No. 2”);

3.	To approve, the re-appointment of the Company’s statutory auditor and the authorization of the Board to fix the remuneration of the statutory auditors (“Proposal No. 3”);

4.	To consider the Company’s financial statements and the report of the directors and the report of the statutory auditors on those statements, following a review of the Company’s affairs; and
5.	To transact such other business as may properly come before the meeting and any adjournments or postponements of the meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice or made available over the Internet. We are not aware of any other business to come before the Annual Meeting.

Only shareholders of record at the close of business on June 1, 2026, are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

During the 2026 Annual General Meeting of Shareholders, following a review of the Company’s affairs, management will present the Company’s Irish statutory financial statements for the years ended December 31, 2024 and December 31, 2025 (together, the “Financial Statements”), and the reports of the directors and the independent auditor and accounting firm thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by shareholders, and no such approval will be sought at the 2026 Annual General Meeting of Shareholders.

The Annual Meeting will be held in person at the offices of Paul Hastings LLP, 13th Floor, Al Maqam Tower, Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Shareholders in Ireland may participate in the Annual Meeting by audio link at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, at 3:00 p.m. local time (Irish Standard Time) on June 26, 2026. Your shares may only be voted at the Annual Meeting if you are present in person at the offices of Paul Hastings LLP, 13th Floor, Al Maqam Tower, Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your share rights will be exercised.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Annual Meeting, please vote your shares promptly by casting your vote via the Internet or any other provided voting option, or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy, please complete, sign, date, and return your proxy in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet, by mail or by any other option provided for voting before the Annual Meeting.

Any shareholder entitled to speak, attend and vote at the Annual Meeting may appoint one or more proxies, who need not be a shareholder of record of the Company. If you wish to appoint as proxy any person other than the individuals in the Company’s proxy card, you may do so by contacting the Company Secretary at Brera Holdings plc, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Attention: Company Secretary or by delivering to the Company Secretary a proxy card in the form set forth in Section 184 of the Irish Companies Act 2014. Your appointed proxy must attend the Annual Meeting in person in order for your votes to be cast. We recommend that you review the further information on the process for, and deadlines applicable to, voting and appointing a proxy under the section entitled “How do I Vote?” commencing on page 3 of the proxy statement accompanying this notice.

By Order of the Board of Directors

Dated: June 2, 2026	/s/ Ron Sade
Ron Sade
Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on June 26, 2026: Our proxy statement and annual report to security holders for the year ended December 31, 2025 are available at www.proxyvote.com.

Shareholders may obtain copies of these materials free of charge through the Investors section of our website at https://solmate.com/sec-filings/ or by writing to our Secretary at Brera Holdings Plc, 5th Floor Rear, Connaught House, 1 Burlington Road, Dublin 4, Dublin, D04 C5Y6, Attention: Company Secretary.

The Company’s Irish statutory Financial Statements, including the related reports thereon, will be available as soon as is reasonably practicable, on the Annual Reports Page of the Investor Relations section of our website at https://solmate.com/#investors. When available, shareholders will be sent a printed copy of these statements and reports free of charge.

i

Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

PROXY STATEMENT

This proxy statement (“Proxy Statement”) and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board of Directors” or the “Board”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”), for the 2026 annual general meeting (the “Annual Meeting”). The Annual Meeting is to be held on Friday, June 26, 2026, at 3:00 p.m., Irish Standard Time (10:00 a.m., Eastern Time; 6:00 p.m., Gulf Standard Time) at the offices of Paul Hastings LLP, 13th Floor, Al Maqam Tower, Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

We will send or make these proxy materials available to shareholders on June 2, 2026.

GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are to seek shareholder approval of the following proposals, each by separate resolution:

1.

To re-elect, by separate resolutions, each of the following five (5) members of our board of directors (the “Board of Directors” or the “Board”) to serve for a one-year term until the next annual general meeting (“Proposal No. 1”);

a. Ron Sade

b. Alyazi Saeed Ahmad Alkhattal Almheri

c. Erez Simha

d. Tariq Salem Ebraheem Alsaman Alnuaimi

e. Keren Maimon

2.	To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2026 (“Proposal No. 2”);

3.	To approve, the re-appointment of the Company’s statutory auditor and the authorization of the Board to fix the remuneration of the statutory auditors (“Proposal No. 3”);

4.	To consider the Company’s financial statements and the report of the directors and the report of the statutory auditors on those statements, following a review of the Company’s affairs; and
5.	To transact such other business as may properly come before the meeting and any adjournments or postponements of the meeting.

The Board recommends a vote FOR each of Proposal No. 1, Proposal No. 2 and Proposal No. 3.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board (being fourteen pursuant to the Articles of Association of the Company (the “Articles”)), the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record of our Class A Ordinary Shares, $0.50 nominal value per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, $0.50 nominal value per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), as of the close of business on June 1, 2026 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment(s) or postponement(s) thereof.

Each fully paid Class A Ordinary Share is entitled to ten votes on each matter properly brought before the Annual Meeting and each fully paid Class B Ordinary Share is entitled to one vote on each matter properly brought before the Annual Meeting. The enclosed proxy card or voting instruction form shows the number of shares you are entitled to vote at the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card, as set out in further detail in the section entitled ‘How do I vote?’ on page 3 of this proxy statement.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum?

A quorum of shareholders is necessary to hold a valid Annual Meeting. In order to establish a quorum at our Annual Meeting, there must be three or more shareholders of record, entitled to attend and vote at the relevant record date, present in person or by proxy and such persons shall constitute a quorum. This can include the company designated proxy. If a quorum is not present, the Annual Meeting will be adjourned or postponed until a quorum is obtained.

How are votes counted?

Votes will be counted by the inspector of election appointed by the Board for the Annual Meeting, who will separately count votes “FOR”, “AGAINST”, abstentions and, if applicable, broker non-votes. You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to the proposals presented. With respect to Proposal No. 1, a vote “FOR” will be counted in favor of a director nominee and a vote “AGAINST” will be counted against a director nominee. A vote “FOR” will be counted in favor of Proposal No. 2 and a vote “AGAINST” will be counted against Proposal No. 2. A vote “FOR” will be counted in favor of Proposal No. 3 and a vote “AGAINST” will be counted against Proposal No. 3. An “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for the proposals in this notice. The inspector of election appointed for the Annual Meeting will monitor all votes and assist us in tabulating the votes. Any resolution put to the vote of the meeting shall be decided by poll, in such manner as the Chair directs.

What if I am a beneficial owner and do not give voting instructions to my broker?

If your shares are held by a broker in “street name,” your brokerage firm may vote your shares on certain “routine” matters if you do not provide voting instructions. The ratification of an independent registered public accounting firm and the re-appointment of the Company’s statutory auditor and the authorization of the Board to fix the remuneration of the statutory auditors are examples of routine matters. If you do not provide voting instructions, your brokerage firm may either vote your shares on routine matters or leave your shares unvoted. When a brokerage firm votes its customers’ shares on a routine matter without receiving voting instructions, these shares are counted both for establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against the routine matter. A brokerage firm cannot vote your shares on non-routine matters, such as the election of directors. If your brokerage firm has not received voting instructions on a non-routine matter, these shares will be considered “broker non-votes” to the extent that the brokerage firm submits a proxy.

How are abstentions and broker non-votes counted?

Abstentions will be treated as present for purposes of determining a quorum. Abstentions will have no effect on the election of directors, the ratification of an independent registered public accounting firm or the re-appointment of the statutory auditors and the authorization of the Board to set the statutory auditor’s remuneration.

Broker non-votes are counted for purposes of establishing a quorum. Broker non-votes will have no effect on the outcome of the proposals for the election of directors. Discretionary voting by a broker will be permitted for the proposal for the ratification of an independent registered public accounting firm.

What is the vote required to approve the proposals?

Proposal 1 (Election of Directors). The affirmative vote of a majority of the votes cast with respect to each resolution to elect a director nominee to serve as a director for a 1-year term is required for the election of Ron Sade, Alyazi Saeed Ahmad Alkhattal Almheiri, Erez Simha, Tariq Salem Ebraheem Alsaman Alnuaimi and Keren Maimon. Abstentions and broker non-votes will have no effect on the election of the nominees because they are not considered to be votes cast. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the resolutions in Proposal 1.

Proposal 2 (Registered Independent Accountant Appointment). The affirmative vote of a majority of the votes cast is required for the approval of this proposal. Abstentions will have no effect on the outcome of this proposal because they are not considered to be votes cast. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” Proposal 2.

Proposal 3 (Statutory Auditor Re-Appointment and Authorization of Board to Fix Remuneration). The affirmative vote of a majority of the votes cast is required for the approval of this proposal. Abstentions will have no effect on the outcome of this proposal because they are not considered to be votes cast. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” Proposal 3.

How do I vote?

Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

Shareholders of record may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards (or proxy form set out in section 184 of the Irish Companies Act 2014) and mailing them in the accompanying pre-addressed envelopes provided with your proxy card (which will be forwarded to the Company’s registered address) or by delivery to the Company Secretary at Brera Holdings plc, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	In person at the Meeting. By submitting a written ballot in person at the Annual Meeting. We will distribute ballots at the meeting to anyone who wishes to vote in person.

If your ordinary shares are held through a bank, broker or other nominee, please follow the voting instructions provided by such bank, broker or other nominee in order for your shares to be voted. If you do not give instructions to your bank, broker or other nominee, your bank, broker or other nominee will not be able to vote your shares with respect to certain of the proposals at the Annual Meeting. We urge you to instruct your bank, broker or other nominee to vote your shares in accordance with the Board’s recommendations.

What is the deadline for voting my shares if I do not vote in person at the Annual Meeting?

Votes via the Internet must be received prior to 11:59 p.m. Eastern Time on June 25, 2026 (5:59 a.m. Irish Standard Time and 8:59 a.m. Gulf Standard Time on June 26, 2026). Votes by mail must be received by the judge of elections at the Annual Meeting prior to the closing of the polls at the Annual Meeting.

Can I change my vote or revoke my proxy?

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or voting instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Who is paying for the expenses involved in preparing and mailing this Proxy Statement?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid by us. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in forwarding solicitation materials. In addition, the Company has engaged MacKenzie Partners to assist in the solicitation of proxies and provide related advice and informational support for a fee of $40,000 plus reimbursement of reasonable and customary documented expenses.

Questions

If you have questions about this proxy statement or the Annual Meeting, please contact MacKenzie Partners, the Company’s proxy solicitor, toll free at 1-800-322-2885 (shareholders) or at 1-212-929-5500 (banks and brokers).

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the officers.

There are currently five directors serving on the Board. At the Annual Meeting, five directors will be proposed for re-election. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.

Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Director Nominees

The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position(s) with the Company	Term as Director
Ron Sade	50	Chief Executive Officer and Director	September 2025 – Present
Alyazi Saeed Ahmad Alkhattal Almheiri	37	Director	September 2025 – Present
Erez Simha	63	Independent Director	December 2025 – Present
Tariq Salem Ebraheem Alsaman Alnuaimi	41	Director	September 2025 – Present
Keren Maimon	32	Director	September 2025 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to the Company. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board considers the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

In its assessment of each potential candidate, including those recommended by shareholders, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board requires that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

Summary of Qualifications of Nominees for Director

The names of the nominees and certain biographical information about each current director standing for election at the Annual Meeting, including a description of his or her business experience, qualifications, education and skills that led the Board to conclude that such individual should serve as a member of the Board, are set forth below:

Ron Sade has served as a member of our board of directors since September 2025. Mr. Sade is a General Partner at Brilliance Ventures, a position he has held since July 2018. Mr. Sade is also a General Partner at Brilliance 3.0, a blockchain and Web 3.0 focused investment firm, a General Partner at WWVentures, an early-stage crypto investment fund, a Managing Partner at Tel Aviv Capital, a boutique investment firm, and an advisor at Pulsar Group. Mr. Sade is an investor in startups, decentralized infrastructures, and deep technologies, and a board member in various private technology companies. Mr. Sade has also served as a Strategy Advisor to Jelurida, a Swiss blockchain platform company, since August 2017. Previously, Mr. Sade founded and served as Chief Executive Officer of teenK Youth Marketing Solutions, an Israel-based advertising and marketing company, from September 2005 to January 2011. Mr. Sade has over 20 years of company management and CEO experience.

Alyazi Saeed Ahmad Alkhattal Almheiri has served as a member of our board of directors since September 2025. Ms. Almheiri is the co-founder and Chief Executive Officer of Pulsar Group, a global crypto trading firm (“Pulsar Group”), a position she has held since 2023. Pulsar Group was founded as a strategic vehicle to support the adoption of emerging technologies and web3. She has over 14 years of experience within the Abu Dhabi government, with a focus on energy, security, and public policy.

Erez Simha has served as a member of our board of directors since December 2025 and brings over 20 years of experience and a proven track record of scaling high-tech disruptive companies in multiple industries, including food-tech, blockchain, 3D printing, and digital assets. Mr. Simha currently serves as the Chief Financial Officer of Artlist, an AI creative technology company, is a director and the audit committee chair of the Company and Fold Holdings, Inc. (Nasdaq: FLD) and is a board member and treasurer of The Village LTD, a 501(c) nonprofit corporation. From 2024 through 2025, he was the Chief Financial Officer and senior financial advisor to Papaya Global, a payment processing workforce solution private company. From 2022 through 2023, Mr. Simha served as the Chief Financial Officer at Genius Group (NYSE: GNS). From 2020 through 2022, Mr. Simha served as a director and President and Chief Financial Officer at Apifiny Group (NASDAQ: MFH). From 2019 through 2020, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at Kangaroo (Roo Inc.). From 2017 through 2019, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at Eat-Just a Food-Tech company. From 2011 through 2017, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at STRATASYS LTD (NASDAQ: SSYS). From 2004 through 2011, Mr. Simha served in various capacities, including Vice President of Customer Support, Finance and Operations, Orbotech Pacific Vice President of Finance and Operations, Corporate Vice President of Finance and Chief Financial Officer, at Orbotech LTD. (NASDAQ: ORBK). Mr. Simha holds a Bachelor’s Degree in Economics and Accounting and a Master’s Degree in Business Administration and Finance from Tel Aviv University. He is a Certified Public Accountant.

Tariq Salem Ebraheem Alsaman Alnuaimi has served as a member of our board of directors since September 2025. Mr. Alnuaimi is a serial entrepreneur and technology investor with over 15 years of experience in startups, innovation, and strategic investments across the Middle East. Since 2010, he has been actively involved in backing and supporting emerging technology companies and entrepreneurial ventures, with a strong focus on innovation-driven businesses. He is one of the founding members of the Emirates Angels Investors Association, a leading UAE-based network focused on supporting early-stage startups and strengthening the regional investment ecosystem. Through his involvement, he has contributed to connecting entrepreneurs, investors, and industry leaders while helping accelerate startup growth and innovation in the region. Mr. Alnuaimi brings extensive knowledge in technology, venture investments, and entrepreneurship, with broad experience across startup ecosystems, strategic partnerships, and business development.

Keren Maimon has served as a member of our board of directors since September 2025 and brings extensive experience in venture capital, technology investments, digital innovation, and growth-stage technology companies. Ms. Maimon has been actively involved in identifying, supporting, and investing in emerging technology ventures, with a particular focus on innovation-driven businesses and the evolving digital asset ecosystem. Ms. Maimon served as Managing Partner at Brilliance Ventures, an Israel-based venture capital fund focused on investing in Israeli growth-stage technology companies. In parallel, Ms. Maimon served as Managing Partner at Tel Aviv Capital (TLVC), an Israel-based smart technology investment and M&A boutique. In addition, Ms. Maimon has invested as an angel investor in startups and web3 companies across multiple sectors and has served on the boards of several technology and innovation-focused companies. Throughout her career, Ms. Maimon has built extensive experience across venture investments, strategic partnerships, technology innovation, entrepreneurship, and corporate growth initiatives.

Ms. Almheiri, the co-founder and Chief Executive Officer of Pulsar Group, and Mr. Sade, an advisor at Pulsar Group, each serve as members of our board of directors. Each of Ms. Maimon and Mr. Alnuaimi are also affiliated with Pulsar Group. Pulsar Group has a consulting agreement with the Company.

On September 18, 2025, the Company entered into a Strategic Advisor Agreement (as amended on October 31, 2025, the “Strategic Advisor Agreement”) with certain strategic advisors (the “Strategic Advisors”), including Keren Maimon, Alyazi Saeed Ahmad Alkhattal Almheiri, Tariq Salem Ebraheem Alsaman Alnuaimi, and Ron Sade, each of whom is a member of the Company’s board of directors, pursuant to which the Strategic Advisors provide the Company with strategic advice and guidance relating to the Company’s business, operations and growth initiatives, and industry trends in the crypto technology sector.

Other than the foregoing, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the above persons was selected as a nominee for director.

All directors follow and comply with their obligations in relation to disclosure of their interests under the Articles and the Irish Companies Act 2014.

Vote Required

The election of each nominee for director requires, in respect of each resolution to appoint each director, the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

The Board recommends a vote FOR the election of each of the nominees listed above.

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT AUDITOR

Background

We are asking our shareholders to ratify the Company’s re-appointment of its independent auditor at the Annual Meeting. Although ratification is not required by our Articles or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice, and to secure the authority of our Audit Committee to set the remuneration of the independent auditor.

Vote Required

The ratification of the re-appointment of our independent auditor and the authorization for the Board to set the independent auditor’s remuneration requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the re-appointment of the Company’s independent auditor for the fiscal year ended December 31, 2026.

PROPOSAL NO. 3
APPROVAL OF STATUTORY AUDITOR RE-APPOINTMENT AND AUTHORITY OF BOARD TO FIX REMUNERATION

Background

We are asking our shareholders to approve the Company’s re-appointment of our statutory auditor and to authorize the Board to fix the remuneration of the statutory auditor at the Annual Meeting.

Vote Required

The approval of the re-appointment of our statutory auditor and the authorization for the Board to fix the statutory auditor’s remuneration requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR the approval of the re-appointment of the Company’s statutory auditor for the fiscal year ended December 31, 2026 and the authorization of the Board to fix the statutory auditor’s remuneration.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

STATUTORY FINANCIAL STATEMENTS

We will provide without charge to each person solicited by this Proxy Statement a copy of our statutory financial statements when they become available for financial year end 2024, the report of the directors, and the report of the statutory auditors on those statements and that report; and financial year end 2025, the report of the directors, and the report of the statutory auditors on those statements and that report.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors

Dated: June 2, 2026	/s/ Ron Sade
Ron Sade
Chief Executive Officer